METROPOLITAN BANK HOLDING CORP.
99 PARK AVENUE, 4TH FLOOR
NEW YORK, NY 10016

November 2, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Metropolitan Bank Holding Corp. Registration Statement on Form S-1 (Registration Number 333-220805) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Metropolitan Bank Holding Corp., a New York corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on November 7, 2017 at 3:00 pm, or as soon thereafter as is practicable.

Very truly yours,

/s/ Mark R. DeFazio
Mark R. DeFazio
President and Chief Executive Officer